United States securities and exchange commission logo





                             September 22, 2022

       Farzana Khaleel
       Executive Vice President, Chief Financial Officer and Treasurer CBL & ASSOCIATES PROPERTIES INC
       2030 Hamilton Place Blvd., Suite 500
       Chattanooga, TN 37421-6000

                                                        Re: CBL & ASSOCIATES
PROPERTIES INC
                                                            Form 10-K for the
year ended December 31, 2021
                                                            File No. 001-12494

       Dear Farzana Khaleel:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Combined Results, page 49

   1. We note that you have combined your results of operations for the predecessor and successor periods
during 2021 throughout your MD&A, including, but not limited to, your discussions of results
of operations and your calculation and discussion of you non-GAAP measures. Given that
fresh-start financial statements prepared by entities emerging from
                                                        Chapter 11 are, in
effect, those of a new entity, and thus not comparable to prior period financial statements,
please tell us how you determined this presentation was appropriate.
       Consolidated Financial Statements of CBL & Associates Properties, Inc. Notes to Consolidated Financial Statements
       Note 3 Fresh Start Accounting, page 93

   2. Please revise your disclosure in future filings to include more detailed information regarding your
determination of the reorganization value, including all of the following:
 Farzana Khaleel
CBL & ASSOCIATES PROPERTIES INC
September 22, 2022
Page 2

                The method or methods used to determine reorganization value and factors such as discount rates, tax rates, the number of years for which cash flows are projected, and the method of determining terminal value:
                Sensitive assumptions   that is, assumptions about which there
is a reasonable
              possibility of the occurrence of a variation that would have significantly affected measurement of reorganization value; and
                Assumptions about anticipated conditions that are expected to be different from current conditions, unless otherwise apparent

         Refer to ASC 852-10-50-7.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.



FirstName LastNameFarzana Khaleel           Sincerely,
Comapany NameCBL & ASSOCIATES PROPERTIES INC
                                            Division of Corporation Finance
September 22, 2022 Page 2                   Office of Real Estate &
Construction
FirstName LastName